August 8, 2025

Ryan Murr
Partner
Gibson, Dunn & Crutcher LLP
One Embarcadero Center
Suite 2600
San Francisco, CA 94111

       Re: iTeos Therapeutics, Inc.
           Schedule TO-T filed by Concentra Biosciences, LLC, Concentra Merger
Sub
           VIII, Inc., Tang Capital Partners, LP, and Tang Capital Management,
LLC
           Filed August 1, 2025
           File No. 005-91596
Dear Ryan Murr:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Schedule TO-T
Item 12. Exhibits, page 1

1. We note that the merger agreement, filed as exhibit (d)(1) to this Schedule TO, refers, in section 2.01(c) to a Schedule I. We also note that such schedule does not appear to have been filed. Please file the schedule or advise.
Offer to Purchase -- Summary Term Sheet, page 1

2. We note the repeated use of the term "certain" in your description of the terms of the
       Limited Guaranty. Please revise your disclosure to provide additional details such that security holders are able to ascertain the terms of the guaranty.
3. Refer to the question "What is the CVR and how does it work?" In the third bullet point you describe the Additional Closing Net Cash Proceeds. Please revise this
 August 8, 2025
Page 2

       disclosure to describe in detail the various reductions to the Closing Net Cash specified in the merger agreement.
4. Refer to the question "What is the CVR and how does it work?" In the fifth bullet point you state that Parent "...shall...use commercially reasonable efforts to spend up to $350,000..." to take various actions. It is unclear whether the "commercially reasonable efforts" are to be made with respect to spending the stated funds or to effect the actions listed, in which case the expenses would be subject to the CVR
       Expense Cap. Please revise.
5. On a related note, and only to the extent any revised disclosure in response to the prior comment does not address it, please describe what efforts the bidders are required to make in order to bring about the developments that may result in a CVR payment to security holders.
6. Refer to the question "If I accept the offer, when and how will I get paid?" Please tell us why the bidders will need up to thirty days to make payments pursuant to the CVR.
       We note that, in the case of a payment arising out of any Additional Closing Net Cash, it would appear that a merger would be completed shortly after the expiration of the offer.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Daniel Duchovny at 202-551-3619.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Mergers
& Acquisitions